UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                                                                              :
                                    In the Matter of                                  :
                                                                                              :             CERTIFICATE PURSUANT
                    ENTERGY MISSISSIPPI, INC.                       :                                   TO
                                                                                              :                               RULE 24
                                File No. 70-10157                                 :
                                                                                              :
            (Public Utility Holding Company Act of 1935)             :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration on Form U-1, as amended, in the above file (the "Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003 (Release No. 35-27787).

On June 28, 2005, the Company issued and sold, by negotiated public offering, severally to the underwriters set forth in Schedule I attached to the Underwriting Agreement dated June 21, 2005 (the "Underwriting Agreement"), among Barclays Capital Inc. and Lehman Brothers Inc., as Representatives of the several underwriters listed therein, and the Company, an aggregate of 1,200,000 shares of 6.25% Preferred Stock, Cumulative, $25 Par Value (the "Preferred Stock").

Attached hereto and incorporated by reference are:

Exhibit A-1(b) - Amendment to Amended and Restated Articles of Incorporation, as amended, creating the Preferred Stock.

Exhibit B-1(d) - Conformed copy of the Underwriting Agreement.

Exhibit C-2 - Prospectus used in connection with the sale of the Preferred Stock (previously filed in Registration No. 333-124168 and incorporated herein by reference).

Exhibit F-1(d) - Post-effective opinion of Wise Carter Child & Caraway, Professional Association, counsel for the Company.

Exhibit F-2(d) - Post-effective opinion of Thelen Reid & Priest LLP, counsel for the Company.

IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 6th day of February, 2006.

ENTERGY MISSISSIPPI, INC.
By:	/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer